OHIO CASUALTY CORPORATION
                               9450 Seward Road
                             Fairfield, Ohio 45014

                                                                March 18, 2005


VIA EDGAR
---------
Jeffrey B. Werbitt, Esq.
Attorney-Adviser
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

                           Re:      Ohio Casualty Corporation
                                    Schedule TO filed on February 22, 2005
                                    SEC File No. 005-33756
                                    ------------------------------------------

Dear Mr. Werbitt:

                  In connection with responding to the Division of Corporation Finance's request for acknowledgement in its comment letter dated March 1, 2005, in reference to the Schedule TO filed on February 22, 2005 by Ohio Casualty Corporation (the "Company"), the Company hereby acknowledges as follows:

   o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                 Respectfully,

                                                 /s/ Debra K. Crane, Esq.
                                                 -----------------------------
                                                 Debra K. Crane, Esq.
                                                 Senior Vice President,
                                                 General Counsel and Secretary